MEI Pharma, Inc.

11975 El Camino Real, Suite 101

San Diego, CA 92130

May 11, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Mary Beth Breslin
Christine Westbrook

Re:	MEI Pharma, Inc.
Registration Statement on Form S-3
Filed May 4, 2017
File No. 333-217645

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-217645), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on May 15, 2017, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEI PHARMA, INC.

By:	/s/ Brian G. Drazba
Name:	Brian G. Drazba
Title:	Chief Financial Officer